[redacted]

15048461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47883

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freedom Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	NJ	08837
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Freedom Investments, Inc., (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Subscribed and sworn to before me on this
26 day of Feb ~~2014~~ 2015

Deborah B. Stone
Notary Public

DEBORAH B. STONE
Notary Public, State of New York
No. 01ST6141608
Qualified in New York County
Commission Expires Feb. 27, 2018

FREEDOM INVESTMENTS, INC.
(S.E.C. I.D. No. 8-47883)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Freedom Investments, Inc.
Index
December 31, 2014

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Freedom Investments, Inc.

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	3,678,053
Cash segregated under Federal and other regulations		1,736,895
Assets held for sale		16,243,408
Receivable from customers		56,433
Due from Parent, clearing broker		233,449
Office facilities, net		4,667
Deferred taxes		104,351
Other assets		113,808
Total assets	$	22,171,064
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased, at fair value		621
Liabilities held for sale		16,136,985
Payable to Parent - Intercompany		99,554
Income taxes payable		14,810
Accrued expenses and other liabilities		642,407
Total liabilities		16,894,377
Commitments and contingencies (Notes 8)		
Stockholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		4,716,394
Retained earnings		559,293
Total stockholder's equity		5,276,687
Total liabilities and stockholder's equity	$	22,171,064

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. (the "Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments and Fair Value

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

> **Level 1:** Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;
>
> **Level 2:** Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and
>
> **Level 3:** Unobservable inputs that are significant to the overall fair value measurement.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are recorded at fair value. The Company's securities owned and securities sold, not yet purchased are comprised of equity securities, valued based on quoted prices and therefore classified as Level 1 within the fair value hierarchy. All securities transactions are cleared through the Parent.

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company considers these Level 1 investments in the fair value hierarchy.

The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value.

Valuation Techniques

Corporate equities are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations.

New Accounting Pronouncements

Recently Issued

In April 2014, the FASB issued ASU No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under this ASU, a discontinued operation is defined as a disposal of a component or group of components that is disposed of and represents a strategic shift that has or will have a major effect on an entity's operation. The ASU also modified related disclosure requirements. The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2014 and early adoption is permitted. The Company is not early adopting this ASU.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern," which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The ASU requires management of an entity to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements and also provide disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2016 and early adoption is permitted. The Company will evaluate the impact on its disclosure.

3. Held For Sale

In recent years, the Company has noted a reduction in the number of accounts and a failure to attract new business to its BUY & HOLD ("B&H") Division platform. Smaller accounts attracted to dollar based investing has declined in recent years where such investors have instead been attracted to mutual funds and ETF's instead of the shares of individual companies as in the period prior to the financial crisis. As a result, On January 12, 2015, the Company entered into an agreement with FOLIO*fn* Investments Inc. to sell all of its brokerage accounts maintained by its B&H division.

The terms of sale consisted of upfront maximum cash consideration of $2.0 million and additional cash consideration over a three year period based on the number of accounts that remain open at the end of each month during that period. On January 15, 2015, the Company received $1.0 million of the upfront cash consideration. On February 20, 2015, the Company received the remaining upfront cash consideration of $960,622.

At December 31, 2014, the Company determined that that B&H division met the initial criteria to be classified as Held for Sale which resulted in the Company reporting separately the assets and liabilities of the B&H division on the Statement of Financial Condition. The Company recorded assets of the B&H division of $16,243,408 which primarily included segregated cash, securities owned and customer receivables and the Company recorded liabilities of $16,136,985 which primarily included customer payables and on its Statement of Financial Condition.

4. Cash Segregated Under Federal and Other Regulations

Cash of $17,739,401 was held at year-end in a special reserve bank account for the exclusive benefit of customers in accordance with regulatory requirements. $16,002,506 of the aforementioned segregated cash was reclassified to assets held for sale. See Note 3 for further details.

5. **Financial Instruments and Fair Value Measurements**

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2014 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 652,777	—	—	$ 652,777
Securities owned				
Corporate equities	$ 106,423	—	—	$ 106,423
	$ 759,200	—	—	$ 759,200
Liabilities				
Securities sold, but not yet purchased				
Corporate equities	$ 621	—	—	$ 621

The Company has cash, receivables from customers and payable to customers that are not measured at fair value on a recurring basis in the Statement of Financial Condition. The carrying value of the receivables from customers is categorized in the fair value hierarchy as Level 1.

Securities owned were reclassified to assets held for sale. See Note 3 for further details.

6. **Office Facilities**

The components of office facilities at December 31, 2014 are as follows:

Leasehold Improvements	$	35,000
Accumulated Amortization		(30,333)
	$	4,667

7. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $4,516,273, which exceeded minimum capital requirements by $4,266,273.

8. **Commitments and Contingencies**

The Company leases office space expiring in 2015. Future minimum rental commitment under such operating lease is $322,919. Certain leases contain escalation clauses.

9. **Financial Instruments with Off-Balance Sheet Risk**

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet

purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

10. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company recognizes its related federal income tax provision on a separate company basis.

The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction. The Company computes income tax expense on a separate company basis with respect to the states in which it files on a separate company basis. With respect to other state filings, the Company computes income tax expense on an allocated basis based on the taxable income or loss of the Company and of the affiliated group.

Open income tax years for the affiliated group vary by jurisdiction, but all income tax years are closed through 2008 for all significant jurisdictions.

Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision results from temporary differences related to the reserve for bad debt, deferred fees, accrued rent, and depreciation.

11. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. Expenses related to floor brokerage, clearing and exchange fees represent amounts charged to the Company by the Parent. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash equivalents of $652,777 and securities owned of $106,423 (which were classified to assets held for sale) is held in the Company's brokerage account with the Parent. The Company is included in the Parents calculation of reserve requirements for the proprietary accounts of brokers.

At December 31, 2014, the Company had an amount due from the Parent of $233,449 related to dividends earned by the Company's customers. These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent. The Company also had an amount due to the Parent in the amount of $99,554 primarily related to operational expenses. These expenses are initially paid by the Parent and reimbursed to the Parent by the Company.

12. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2014 and through February 27, 2015 and determined that there are no additional events that have occurred, other than previously disclosed in Note 3, that would require recognition or additional disclosure in this Statement of Financial Condition.